UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 28, 2022, Mereo BioPharma Group plc (the “Company”) announced that it had entered into a cooperation agreement with Rubric Capital Management LP (“Rubric”) its largest shareholder, pursuant to which four new directors, Dr. Annalisa Jenkins, Dr. Daniel Shames, Mr. Marc Yoskowitz and Mr. Justin Roberts are being appointed to the Company’s Board of Directors (the “Board”). These new Board appointments are effective November 10, 2022. Concurrent with these appointments taking effect, Company directors Dr. Peter Fellner, Dr. Brian Schwartz, Dr. Abdul Mullick and Ms. Anne Hyland are resigning from the Board, effective immediately.

Commensurate with these Board changes, the Board appointed Dr. Deepika Pakianathan to chair the Audit and Risk Committee, Dr. Anders Ekblom to chair the Remuneration Committee and appointed Mr. Justin Roberts to serve as a member on both the Nomination and Governance Committee and the Remuneration Committee.

The Board has determined that Dr. Pakianathan qualifies to serve as an “audit committee financial expert” as defined under applicable rules of the Securities and Exchange Commission, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Dr. Pakianathan also qualifies as an independent director under the corporate governance standards of the Nasdaq Global Market listing requirements and the audit committee independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

There are no arrangements or understandings between Dr. Jenkins, Dr. Shames, Mr. Yoskowitz, Mr. Roberts and any other persons in connection with the appointments described above. Dr. Jenkins, Dr. Shames, Mr. Yoskowitz and Mr. Roberts do not have any family relationships with any executive officer or director of the Company, and none of them is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Christine Fox
	Name:	Christine Fox
	Title:	Chief Financial Officer